SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934


Crystal Gas Storage Inc.
(Name of Issuer)

$.06 Senior Preferred Stock
(Title of Class of Securities)

229241203000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
229241203000

1)       Names of Reporting Person
                  Lehman Brothers Holdings Inc.
                  S.S. or I.R.S. Identification No. of Above Person
                  13-3216325

2)                Check the Appropriate box if a Member of a Group

(a)               ( X ) Sole
(b)               (   ) Joint Filing


3)                SEC Use Only

4)                Citizenship or Place of Organization
                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)                Sole Voting Power
         1,574,195

6)                Shared Voting Power
                  -0-

7)                Sole Dispositive Power
                  1,574,195

8)                Shared Dispositive Power
                  -0-

9)                Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,574,195

10)               Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares
                  (---)

11)               Percent of Class Represented by Amount in Row 9
                  10.6%

12)               Type of Reporting Person
                  HC/CO

Item 1(a).  Name of Issuer: Crystal Gas Storage Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            229 Milam Street
            Shreveport, LA 71101

Item 2(a).  Name of Person Filing:
            Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business Office:
            3 World Financial Center
            New York, NY  10285

Item 2(c).  Citizenship or Place of Organization:
            See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:
            $.06 Senior Preferred

Item 2(e).  CUSIP Number:
            229241203000

Item 3. Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

The person filing this statement is Lehman Brothers Holdings Inc., a parent company in accordance with Section 240.13d1(b)(ii)(G).

Item 4. Ownership

(a)      Amount  Beneficially  Owned as of September 30,  1999
            See Item 9 of cover pages

(b)         Percent of Class:
            See Item 11 of cover pages

(c)         Number of shares as to which such person has:
            (i)  sole power to vote or to direct the vote
            (ii) shared power to vote or to direct the vote
            (iii) sole power to dispose or to direct the disposition
            (iv) shared power to dispose or to direct the disposition

                  See Items 5-8 of cover pages

Item 5.           Ownership of Five Percent or Less of a Class
                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities Exchange Act of 1934.

Item 8.     Identification   and  Classification  of  Members  of  the  Group
            Not Applicable.

Item 9.  Notice of Dissolution of Group
            Not Applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated: September 30, 1999


LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Vice President and Secretary